Exhibit 99.1

Ardmore Shipping Files Investor Presentation Including Further TCE Rate Analysis

HAMILTON, Bermuda - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today filed its current investor presentation with the SEC for reference.

In the presentation, the Company provides, among other things, more detailed analysis on spot time charter equivalent (“Spot TCE”) rates for the first and second quarters of 2020. Ardmore considers Spot TCE as employment under voyage charters, trip charters and time charters of less than three months duration, as the Company believes that the short-term nature of these contracts is representative of spot market conditions.

Ardmore’s reported MR TCE rates were $21,256 per day for the second quarter and $19,307 per day for the first quarter 2020, and Ardmore’s Eco-design MR TCE rates were $21,539 per day for the second quarter and $19,564 per day for the first quarter of 2020. Ardmore’s MR Spot TCE rates were $21,841 per day for the second quarter and $19,354 per day for the first quarter of 2020, and Ardmore’s Eco-design MR Spot TCE rates were $22,124 per day for the second quarter and $19,611 per day for the first quarter of 2020.

Ardmore’s investor presentation is also available for download on www.ardmoreshipping.com

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com